APACHE CORPORATION
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
713-296-6000
August 3, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall Assistant Director Division of Corporation Finance

Re:	Apache Corporation
Amendment No. 1 to Registration Statement
on Form S-4 File No. 333-166964
Filed June 29, 2010

Form 10-K for the Fiscal Year Ended
December 31, 2009 Filed February 26,
2010 File No. 1-04300
Ladies and Gentlemen:
     Set forth below are the responses of Apache Corporation, a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 12, 2010, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-166964 (the “Amendment No. 1”), filed with the Commission on June 29, 2010.
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes since the filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

Form S-4
Remediation Plans and Procedures, page 33
1.	We note your response number 15 regarding your Region Spill Response Plan. You indicate that, as part of your plan, you are a member of the Clean Gulf Associates (CGA). With a view towards possible disclosure, clarify for us supplementally the extent to which your Plan is dependent on the CGA, which in turn is dependent on the Marine Spill Response Corp. (MSRC) and its resources. We note from the CGA website that it has 140 members. Address the impact to your ability to respond to a spill in the event that CGA and MRSC resources were already being utilized by other operators. Also, it is our understanding that CGA members are charged an annual fee based upon a per capita charge and step rate per barrel charges. Tell us the annual amount that you pay and the associated number of barrels.

Response:	In response to Comment 1, we have updated our Remediation Plans and Procedures disclosure in the section titled “Additional Information About Apache” beginning on page 41 of the Registration Statement and intend to provide the expanded disclosure (updated as appropriate) in our Forms 10-Q for the second and third quarters of 2010 and our future filings on Form 10-K.
Background of the Merger, page 38
2.	Expand the first paragraph on page 44 to describe in more detail the “significant operational and financial risks associated with the Heidelberg well.

Response:	In response to Comment 2, additional disclosure has been provided on page 52 of the Registration Statement.
3.	Expand the carryover paragraph at the bottom of page 44 to identify any officers participating in the merger discussions, or on the Mariner Board, who will be receiving Performance-Based Restricted Stock. Discuss, where appropriate, how the Mariner Board considered any conflicts in deciding to recommend approval of the Merger.

Response:	In response to Comment 3, additional disclosure has been provided on pages 50, 53 and 57 of the Registration Statement.

Material U.S. Federal Income Tax Consequences of the Merger, page 70
4.	Please eliminate any suggestion that this discussion merely summarizes the material U.S. federal income tax consequences of the merger. Also, please delete any statement that investors should consult with their tax advisors although you may suggest this course of action.

Response:	In response to Comment 4, the Registration Statement has been revised on pages 4, 12, 79, 80, 81 and 82.
Form 10-K for the Fiscal Year Ended December 31, 2009
Engineering Comments
Business and Properties, page 4
Estimated Proved Reserves and Future Net Cash Flows, page 19
5.	We note the presentation of your proved reserves on an energy equivalent basis. Please expand this to clarify that the 6:1 energy content ratio for oil to gas is not reflective of the price ratio between the two products.

Response:	In response to Comment 5, we propose to provide the following expanded disclosure as a footnote to our Production table in the Results of Operations section of Management Discussion and Analysis, Item 2 of our future filings on Form 10-Q and Item 7 of our future filings on Form 10-K and in the “Estimated Proved Reserves and Future Net Cash Flows” section of our future filings on Form 10-K:

“The table also shows reserves on a barrel of oil equivalent basis (boe) in which natural gas is converted to an equivalent barrel of oil based on a 6:1 energy equivalent ratio. This ratio is not reflective of the price ratio between the two products.”

Proved Undeveloped Reserves, page 19
6.	We note your statements, “...Apache converted 39 MMboe of proved undeveloped reserves to proved developed reserves through development drilling activity.” and “During the year a total of $760 million was spent on projects associated with reserves that were carried as PUD reserves at the end of 2008. Not all of those expenditures resulted in a conversion from proved undeveloped to proved developed reserves during the year.” Your 2009 conversion of about 6% of 2008 year-end PUD reserves to developed status implies 16+ years for development of your remaining booked PUD reserves. Please explain whether you have PUD reserves whose development will not be initiated for more than 5 years beyond booking date. Include your historical PUD reserve conversion figures for each of the last three years.

Response:	We expect to have initiated development on over 99% percent of our December 31, 2009 PUD reserves within five years. In very limited situations (<1%), we have recorded PUDS for which initial development may begin after five years. These relate to three offshore Gulf of Mexico properties where we have planned to side-track an existing well after depletion of a currently producing zone.

Our historical PUD reserve conversion ratios were 5.7%, 21.9% and 20.0% for the years 2009, 2008 and 2007, respectively. The percentage of PUD reserves converted to proved developed in 2009 was lower than our historical average and is not indicative of future rates or trends. This was the result of the turmoil in the commodity and capital markets during 2008, which caused sharp declines in commodity prices without an immediate corresponding drop in drilling and service costs. As a result of this disconnect, we significantly curtailed our discretionary capital expenditures on PUD reserves during 2009. We expect our PUD reserve conversion ratio to return to a more normalized level.
Preparation of Oil and Gas Reserve Information, page 20
7.	We note your statement, “During 2009, 2008, and 2007, Ryder Scott’s review covered 79, 82 and 77 percent of the Company’s worldwide estimated reserves value, respectively.” Ryder Scott’s year end 2009 report (Exhibit 99.1) includes similar language, “Total coverage of world-wide reserves is 79.0 percent of the total discounted future net income at 10 percent.” Item 1202(a)(8)(iii) of Regulation S-K requires the disclosure of “The proportion of the registrant’s total reserves covered by the report and the geographic area in which the covered reserves are located.” Please expand this disclosure to present the figures for the portion of your proved reserves that were audited by Ryder Scott. By geographical region, tell us the portion of your PUD reserves that were audited in each of the last three years.

Response:	In response to comment 7, we propose to include, for each of the last three years, the proportion of our total reserves covered by Ryder Scott’s report and the geographic area(s) in which the covered reserves are located by modifying the fourth paragraph under Preparation of Oil and Gas Information in Items 1 and 2, Business and Properties, and replacing the sixth paragraph under Oil and Gas Reserve Information in Note 13, Supplemental Oil and Gas Disclosures, in future filings on Form 10-K as follows, updated as appropriate, with the following (emphasis added):

“The estimate of reserves disclosed in this annual report on Form 10-K is prepared by the Company’s internal staff, and the Company is responsible for the adequacy and accuracy of those estimates. However, the Company engages Ryder Scott Company, L.P. Petroleum Consultants (Ryder Scott) to review our processes and the reasonableness of our estimates of proved hydrocarbon liquid and gas reserves. Apache selects the properties for review by Ryder Scott. These properties represented all material fields, and over 85 percent of international properties and new wells drilled during the year. During 2009, 2008, and 2007, Ryder Scott’s review covered 79, 82 and 77 percent of the Company’s worldwide estimated reserves value, and 69, 73 and 72 percent of the Company’s total proved reserves, respectively. Ryder Scott’s review of 2009 covered 65.5 percent of U.S., 48.2 percent of Canada, 62.9 percent of Argentina, 95.7 percent of Australia, 86.1 percent of Egypt and 80.3 percent of the United Kingdom’s total proved reserves. Ryder Scott’s review of 2008 covered 69.7 percent of U.S., 51.3 percent of Canada, 58.2 percent of Argentina, 99.7 percent of Australia, 87.4 percent of Egypt and 89.1 percent of the United Kingdom’s total proved reserves. Ryder Scott’s review of 2007 covered 70.1 percent of U.S., 45.2 percent of Canada, 75.1 percent of Argentina, 96.0 percent of Australia, 89.4 percent of Egypt and 92.5 percent of the United Kingdom’s total proved reserves. We have filed Ryder Scott’s independent report as an exhibit to this Form 10-K.”

Also, in response to the Staff’s request regarding a description of the portion of our PUD reserves, by geographic region, that were audited in the last 3 years, we provide the following supplemental data. In 2009, PUD reserves audited were U.S. 30.2 percent; Australia 99.8 percent; Egypt 95.4 percent; U.K. 0.0 percent; Argentina 0.0 percent and Canada 0.0 percent. In 2008, PUD reserves audited were U.S. 32.7 percent; Australia 99.9 percent; Egypt 94.4 percent; U.K. 66.7 percent; Argentina 12.9 percent and Canada 0.0 percent. In 2007, PUD reserves audited were U.S. 34.1 percent; Australia 99.1 percent; Egypt 100 percent; U.K. 54.7 percent; Argentina 11.2 percent and Canada 0.0 percent.
8.	We note the statement, “Ryder Scott opined that the overall proved reserves for the reviewed properties as estimated by the Company are, in the aggregate, reasonable, prepared in accordance with generally accepted petroleum engineering and evaluation principles...” While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles”. With a view toward possible disclosure, please refer us to a compilation of these specific principles.

Response:	In response to Comment 8, we propose to remove any reference to “generally accepted petroleum engineering and evaluation principles” and replace the fifth paragraph under Preparation of Oil and Gas Information in Items 1 and 2, Business and Properties, and replace the sixth paragraph under Oil and Gas Reserve Information in Note 13, Supplemental Oil and Gas Disclosures, in our future filings on Form 10-K as follows:

“According to Ryder Scott’s opinion, based on their review, including the data, technical processes and interpretations presented by Apache, the overall procedures and methodologies utilized by Apache in determining the proved reserves comply with the current SEC regulations and the overall proved reserves for the reviewed properties as estimated by Apache are, in aggregate, reasonable within the established audit tolerance guidelines as set forth in the SPE auditing standards.”
Risk Factors, page 21
9.	Please expand your risk factors to explain the consequences should your provisions for containment of a drilling well blowout(s) prove inadequate.

Response:	In response to Comment 9, we have inserted the following risk factor beginning on page 34 of the Registration Statement and intend to include the following risk factor (updated as appropriate) in our Forms 10-Q for the second and third quarters of 2010 and our future filings on Form 10-K:

“Our operations involve a high degree of operational risk, particularly risk of personal injury, damage or loss of equipment and environmental accidents.

Our operations are subject to hazards and risks inherent in the drilling, production and transportation of crude oil and natural gas, including:
•	drilling well blowouts, explosions and cratering;

•	pipeline ruptures and spills;

•	fires;

•	formations with abnormal pressures;

•	equipment malfunctions; and

•	hurricanes, which could affect our operations in areas such as the Gulf Coast and deepwater Gulf of Mexico, and other natural disasters.
Failure or loss of equipment, as the result of equipment malfunctions or natural disasters such as hurricanes, could result in property damages, personal injury, environmental pollution and other damages for which we could be liable. Litigation arising from a catastrophic occurrence, such as a well blowout, explosion or fire at a location where our equipment and services are used, may result in substantial claims for damages. Ineffective containment of a drilling well blowout or pipeline rupture could result in extensive environmental pollution and substantial remediation expenses. If a significant amount of our production is interrupted, our containment efforts prove to be ineffective or litigation arises from a catastrophic occurrence, our cash flow and, in turn, our results of operations could be materially and adversely affected.”
Notes to Consolidated Financial Statements, page F-8
Future Net Cash Flows, page F-55
10.	We note the omission of the line item “previously estimated development costs incurred during the period” which is specified by FASB ASC paragraph 932-235-50-34(g). Please expand your disclosure to comply with this requirement.

Response:	We concur with Comment 10 and confirm that we intend to include the line item “previously estimated development costs incurred during the period” in our future filings on Form 10-K.
Exhibit 99.1
Audit Data, Methodology, Procedure and Assumptions, page 4
11.	Item 1202(a)(8)(v) of Regulation S-K requires “A discussion of primary economic assumptions”. Please expand this section to present, by geographic area, the respective benchmark oil, NGL and gas prices used as well as the average adjusted (by differentials) prices used to estimate your proved reserves.

Response:	In response to Comment 11, we propose to include the following expanded disclosure (updated as appropriate) in our future filings on Form 10-K and in future Reports of Ryder Scott Company, L.P., Petroleum Consultants, attached as Exhibit 99.1 to our future filings on Form 10-K:
“The hydrocarbon prices used by Apache are based on average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the regional benchmark prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements. For oil volumes, the regional benchmarks used by the company include West Texas Intermediate (WTI)-Cushing for the U.S. and Canada, Brent for Egypt and the North Sea, and Tapis for Australia. For gas volumes, the benchmarks used by the company include Henry Hub for the U.S. and AECO for Canada. Contract prices are used for Egypt and Australia. In Argentina, we use government regulated prices for calculating the 12-month average price for both oil and gas. The benchmark prices may be adjusted for gravity, quality, local conditions and distance from the market. For hydrocarbons sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously discussed.”

Additionally, we propose to include the following expanded disclosure as the first paragraph (updated as applicable) under the caption “Future Net Cash Flow,” Note 13, Supplemental Oil and Gas Disclosures, in our future filings on Form 10-K:
Future Net Cash Flows
“Future cash inflows as of December 31, 2009 were calculated using average adjusted prices by product and geographical area, except where prices are defined by contractual arrangements. Average adjusted prices represent the unweighted arithmetic averages of the regional benchmark prices in effect on the first day of the month for each month prior to December 31, 2009, adjusted, as applicable, for gravity, quality, local conditions and distance from the market. For 2009, average adjusted oil prices per barrel were: U.S. ($57.07), Canada ($54.20), Australia ($59.85), Egypt ($57.45), Argentina ($44.74) and the North Sea ($59.91). For 2009 average adjusted gas prices per mcf were: U.S. ($3.87), Canada ($3.20), Australia ($3.48), Egypt ($3.05) and Argentina ($2.23). Future cash inflows as of December 31, 2008 and 2007 were estimated using oil and gas prices in effect at the end of those years, except where prices are defined by contractual arrangements, in accordance with SEC guidance in effect prior to the issuance of the Modernization Rules. For all years presented, estimates of future operating costs, production and ad valorem taxes and future development costs are based on year-end costs, and assuming continuation of existing economic conditions.”

12.	We note the statement, “Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.” Please explain to us the form of this assurance.

Response:	In response to Comment 12, we note that, for the fields which have undeveloped reserves and locations, Ryder Scott is provided with the development plan that has been approved for execution and funding by Apache management.
In addition to the foregoing, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Andrews Kurth LLP, John Clutterbuck at (713) 220-4730 or Jon Daly at (713) 220-3843.

Very truly yours, APACHE CORPORATION
By:	/s/ Rebecca A. Hoyt
Rebecca A. Hoyt
Vice President and Controller

cc:	John Clutterbuck (By Email)
Jon Daly (By Email)
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
JohnClutterbuck@andrewskurth.com
JonDaly@andrewskurth.com

Teresa G. Bushman (By Email)
Mariner Energy, Inc.
One BriarLake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, Texas 77042
TBushman@mariner-energy.com

Kelly B. Rose (By Email)
M. Breen Haire (By Email)
Baker Botts L.L.P.
One Shall Plaza
910 Louisiana Street
Houston, Texas 77002-4995
kelly.rose@bakerbotts.com
breen.haire@bakerbotts.com